UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Contents

On March 10, 2026, Murano Global Investments PLC (the “Company”) issued a press release announcing an agreement in principle on key terms of a proposed consensual restructuring of its US$300,000,000 aggregate principal amount of 11.000% Senior Secured Notes due 2031 (the “Notes”) with an ad hoc group of holders of the Notes. A copy of the press release is furnished as Exhibit 1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: March 10, 2026	By:	/s/ Oscar Jazmani Mendoza Escobar
Name: Oscar Jazmani Mendoza Escobar
Title: Chief Financial Officer